PRESS RELEASE

New Gold Announces First Quarter 2009 Results

(All figures are in US dollars unless otherwise stated)

May 12, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and NYSE AMEX US – NGD) today announced unaudited financial results and operational results for the quarter ended March 31, 2009 and an update on the business combination with Western Goldfields Inc.

Q1 2009 Highlights

  Net earnings of $12.1 million or $0.06 per share

  Cash flow from operations of $7.7 million

  Gold production of 54,938 ounces

  Gold sales of 55,397 ounces at a total cash cost of $513 per ounce, net of by-product sales(1)

  Cash and cash equivalents of $137 million

  Reduced debt position by C$50 million through the buy back of a portion of New Gold’s Senior Secured Notes for cash consideration of C$30 million, reducing debt position to C$242 million

  Announced business combination with Western Goldfields Inc., which, if approved, targets the combined gold production forecast at 330,000 ounces

  As disclosed in New Gold’s news release issued on April 21, 2009, sales were higher and cash cost(1) was lower than expected. Guidance remains unchanged with 190,000 to 210,000 ounces of gold production at total cash cost of $465 to $485 per ounce, net of by product sales.

  "We are pleased to report excellent operational performance for the first quarter of 2009, performing in line with our expectations. This reflects the quality of our team and is consistent with management's commitment to delivering on our operational targets," said Robert Gallagher, President and Chief Executive Officer. "As we look forward to the business combination with Western Goldfields, we remain focused on our operational objectives, as well as executing on our exciting growth strategy and delivering on our vision of becoming a million ounce producer by 2012."

  First Quarter Financial Review

  Consolidated revenues for the first quarter 2009 were $58.8 million compared to $56.2 million in the first quarter of 2008, with higher volume sold offsetting lower realized price. Gold sales in the first quarter were 55,397 ounces with an average realized gold price of $898 per ounce compared to 51,700 ounces at a gold price of $933 per ounce in the corresponding quarter of 2008. Total cash cost per ounce(1), net of by-product sales, for the first quarter was $513 in comparison to $427 in the first quarter of 2008. The increase is attributed primarily to lower copper concentrate revenues at Peak Mines, with significantly lower copper prices offset by higher production. This increase was partially offset by the inclusion of Cerro San Pedro and the weakening of the currencies of Brazil and Australia against the US dollar. Lower gold sales at Amapari were more than offset by the inclusion of Cerro San Pedro production, which was not part of consolidated sales until the third quarter of 2008. Copper sales volume was slightly higher in the first quarter of 2009 with 2.75 million pounds compared to 2.55 million pounds in the same period last year, offset by lower copper prices in the first quarter of 2009 compared to the first quarter in 2008 (Q1 2009 - $1.70/lb., Q1 2008 - $3.75/lb.).

  Net earnings for the first quarter 2009 were $12.1 million or $0.06 per share compared to $9.8 million or $0.13 per share in the first quarter of 2008. Net earnings include a gain of $10.1 million after income taxes on the buy back of a portion of Senior Secured Notes. Before this item, earnings were lower in 2009 than in the corresponding quarter of 2008 because of lower by-product revenue and higher depreciation and exploration expenditures.

  Cash flow from mine operations in the first quarter 2009 was $7.7 million compared to $18.4 million for the same period last year. Higher gold and silver revenue from the inclusion of Cerro San Pedro were offset by lower copper revenue due to lower price, increased working capital (primarily copper concentrate inventory) and exploration spending.

  Operational Review

  Cerro San Pedro

  Cerro San Pedro gold sales totalled 18,314 ounces at a realized gold price of $906 per ounce sold. Silver production increased significantly during the quarter to 427,439 ounces from 290,520 ounces in the prior quarter. This significant increase in silver production can be attributed to higher silver grades mined in the first quarter of 2009 and higher recovery primarily due to the impact of the secondary leaching. Total cash cost per ounce(1), net of by-product sales, was $551 in comparison to $522 in the fourth quarter of 2008. The increase in cash cost(1) is mainly attributable to lower gold sold which was slightly off-set by increased silver production and a 10% weakening of the Mexican peso against the US dollar. Earnings from Cerro San Pedro were $1.2 million for the quarter. Cash flow from operations in the first quarter 2009 was $7.2 million.

  First quarter gold sales and cash cost(1) are in line with the mine plan and guidance of 90,000 to 100,000 ounces of gold and 1.1 million to 1.3 million ounces of silver at a cash cost(1), net of by-product sales, of between $550 and $570 per ounce.

  Peak Mines

  Peak Mines gold sales in the first quarter totaled 20,856 ounces at a realized gold price of $897 per ounce sold. Copper sales in the first quarter totaled 2.75 million pounds at a realized copper price of $1.70 per pound. Gold sales were lower and copper sales higher in the first quarter 2009 in comparison to the same quarter in the prior year, with mining shifting to the Perseverance Zone D and Chesney ore bodies as per the mine plan. Total cash cost per ounce(1), net of by-product sales, was $337 compared to $281 in the corresponding period of 2008. The increase is primarily due to lower by-product credit from copper sales and lower ounces sold partially offset by a more favourable Australian dollar exchange rate. The average exchange rate of the Australian dollar declined 36.1% against the US dollar in the first quarter of 2009 compared to the same period last year. Earnings from operations at the Peak Mines were $9.2 million for the quarter. Cash flow to operations in the first quarter 2009 was $1.5 million, due to the receipt of a $22.8 million partial pre-payment in the fourth quarter of 2008, at an average price of $1.79 per pound of copper.

  First quarter gold sales and cash cost(1) are in line with the mine plan and guidance of 90,000 to 100,000 ounces of gold and 13 million to 15 million pounds of copper at total cash cost(1),net of by-product sales, of between $370 and $390 per ounce.

  Amapari Mine

  On January 2, 2009, the Amapari mine in Brazil was placed on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities. Gold production from previously stacked ore was 13,726 ounces for the quarter, exceeding 2009 production guidance of 10,000 to 12,000 ounces. First quarter gold sales were 16,227 ounces at a cash cost of $696 per ounce(1). Leaching of the material stacked in the fourth quarter of 2008 has now been completed and leach pads are in the final stage of neutralization. Loss from operations at Amapari was $0.94 million. Cash flow from operations in the first quarter 2009 was $4.5 million.

  New Gold is evaluating a recently completed Preliminary Assessment on the economics of developing the sulfide resources at Amapari, which would require installation of a conventional crush/grind/carbon-in-leach mill. Considering the large land package in a geologically permissive setting and the occurrence of several interesting targets, the company is also investigating other strategic alternatives for the project. This analysis is expected to be completed in the second quarter of 2009.

  New Afton and El Morro Projects Update

  New Afton, New Gold's primary development project, is expected to commence production in the second half of 2012. The project will be an underground block cave mine, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper over a 12 year mine life. The development schedule for New Afton, which was revised in November of last year, involves continuation of underground development through to 2012 and resumption of surface construction at the end of 2010.

  During the first quarter of 2009, the New Afton mining team successfully transitioned from a contractor operator to owner operator work force of 87 employees with the new crews completing 195 meters of development. Erection of the mill building was completed in the first quarter, providing a secure location for the storage of mine and mill equipment that has been received. During the first quarter of 2009, project spend at New Afton was C$22.4 million, which is mainly comprised of C$5.3 million in equipment, C$5.5 million to complete and enclose the mill building and C$3.5 million for engineering and consulting fees.

  The El Morro copper-gold project, of which New Gold owns 30% with Xstrata, entered the permitting stage with the submission of the Environmental Impact Statement in November of 2008. It is anticipated that the permit will be obtained within 12 to 18 months from that date, after which development activities could proceed. Permitting activities continue and detailed engineering of infrastructure has commenced.

  Liquidity and Capital Resources

  New Gold held cash and cash equivalents of $136.6 million as at March 31, 2009. The decrease in the cash position quarter over quarter is attributed to the following key items: the acquisition from noteholders of C$50.0 million face value of New Gold’s senior secured notes for C$30.0 million on January 9, 2009; development expenditures at New Afton of C$22.4 million; and repayment of approximately $7.0 million in short-term borrowings at Amapari. The Company’s overall debt position has reduced to C$242 million from C$297 million (face value). The debt is comprised of C$187 million in senior secured notes and C$55 million in convertible debentures.

  Robert Gallagher, President and Chief Executive Officer said, "We will continue to take the steps necessary to maintain a solid financial position while pursuing an aggressive growth strategy. Our exceptional management team and board, coupled with a solid financial position and cash-flow positive operating assets, continue to position New Gold to build momentum toward delivering increasing shareholder value."

  Update on Business Combination with Western Goldfields

  The business combination with Western Goldfields announced on March 4, 2009 continues to move forward; materials for the Annual and Special Meeting of Shareholders were mailed to shareholders for the New Gold and Western Goldfields meetings which are scheduled for May 13, 2009 and May 14, 2009, respectively. Upon approval, the business combination is expected to close on or about June 1, 2009.

  Please click here to view the financial statements

  Please click here to download the first quarter report

  Conference Call-in Details

  New Gold will hold a conference call to discuss these results on May 13, 2009 at 10:00am E.T. Anyone may join the call by dialling toll free 1-888-789-9572 or +1-416-695-7806 to access the call from outside Canada or the U.S. Passcode 5423385. You can listen to a recorded playback of the call after the event until June 25, 2009 by dialling 1-800-408-3053 or +1-416-695-5800 for calls outside Canada and the U.S. Passcode #2830064.

  New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and development projects in Canada and Chile. For further information on New Gold, please visit www.newgold.com.

  (1) "Total cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

  CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold and Western Goldfields will be able to satisfy the conditions in the business combination agreement, that the required approvals (shareholder, third party regulatory and governmental) will be obtained and all other conditions will be satisfied or waived; the results of the preliminary assessment assessing the viability of a new process facility at Amapari; New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold’s Annual Information Form filed on March 31, 2009 and management information circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

  For further information please contact:

  Mélanie Hennessey
  Vice President Investor Relations
  New Gold Inc.
  Direct: +1 (604) 639-0022
  Toll-free: +1 (888) 315-9715
  Email: info@newgold.com
  Website: www.newgold.com